Exhibit 99.12

CONSENT OF EXPERT
March 30, 2021
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, John Nilsson, do hereby consent to the filing of the written disclosure regarding:
•the Certej Mineral Reserves, dated September 30, 2020;
•Tocantinzinho Mineral Reserves, dated September 30, 2020;
•“Technical Report, Skouries Project, Greece”, effective January 1, 2018; and
•other information pertaining to these projects
and the use of my name in the Annual Information Form for the year ended December 31, 2020 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2020 (the “Form 40-F”), and any amendments thereto, the Company’s Registration Statement on Form F-10, as amended (File No. 333-233055), and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/John Nilsson
John Nilsson, P.Eng

4824-5148-3874\2